UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Yandex N.V.

(Name of Subject Company)

Not Applicable

(Translation of Subject Company’s Name into English (if applicable))

The Netherlands

(Jurisdiction of Subject Company’s Incorporation or Organization)

Yandex N.V.

(Name of Person(s) Furnishing Form)

Share Appreciation Rights (SARs) issued under the Yandex N.V. Amended and
Restated 2007 Equity Incentive Plan, each SAR entitling the holder to receive a certain number of Class A Ordinary Shares

(Title of Class of Subject Securities)

N97284108

(CUSIP Number of Class of Securities (if applicable))

Gregory Abovsky, Chief Financial Officer

Schiphol Boulevard 165

1118 BG Schiphol

The Netherlands

Telephone: +31-20-654-1924

Email: askIR@yandex-team.ru

(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

June 23, 2015

(Date Tender Offer/Rights Offering Commenced)

EXPLANATORY NOTE

Yandex N.V. is filing materials related to an offer being made to certain employees of the Yandex group to exchange up to an aggregate of approximately 120,000 outstanding share appreciation right (“SAR”) awards for new restricted share unit (“RSU”) awards, on a two-for-one basis.  This offer is being made to approximately 50 non-executive employees of the Yandex group, and is supplemental to an equity award exchange offer made to senior employees of the Yandex group in April 2015, in which a total of 14 employees, including certain senior executives, participated.  Yandex N.V. has no current plans to make any further offer to additional employees to exchange additional equity awards.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

The following documents are attached as exhibits to this Form CB:

Exhibit No.	Document

99.1	Offer to Exchange

99.2	Individual Award Statement

99.3	Election Form and Release Agreement

Item 2. Informational Legends

Not applicable.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Not applicable.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/S/ GREGORY ABOVSKY

(Signature)

Gregory Abovsky, Chief Financial Officer

(Name and Title)

June 23, 2015

(Date)